
Supplementary Material for Financial Results for the 6 months ended September 30, 2007 (Unconsolidated)

                                                                                                                  (Japan GAAP)
                                                                                                                  ------------

                                FY 2004            FY 2005             FY 2006            FY 2007              FY 2008
                         ------------------  ------------------  ------------------ ------------------- ---------------------
                          6 mos.   12 mos.    6 mos.   12 mos.    6 mos.   12 mos.   6 mos.   12 mos.   6 mos.  prospects for
                          ended     ended     ended     ended     ended    ended     ended     ended     ended  12 mos.ending
                         Sep. 30, March 31,  Sep. 30, March 31,  Sep. 30, March 31, Sep. 30, March 31,  Sep. 30,  March 31,
                           2003      2004      2004      2005      2005      2006     2006      2007      2007      2008
----------------------------------------------------------------------------------------------------------------------------
Vehicle Production
(thousands of units)        1,682     3,558     1,802     3,749     1,798     3,863     2,004     4,185     2,000      4,290
----------------------------------------------------------------------------------------------------------------------------
Vehicle Sales
  (thousands of units)      1,720     3,625     1,805     3,787     1,808     3,895     2,048     4,256     2,008      4,320
----------------------------------------------------------------------------------------------------------------------------
    Japan                     830     1,765       838     1,805       806     1,769       781     1,659       729      1,660
    ------------------------------------------------------------------------------------------------------------------------
    Exports                   890     1,860       967     1,982     1,002     2,126     1,267     2,597     1,279      2,660
    ------------------------------------------------------------------------------------------------------------------------
        North America         398       811       412       864       470     1,053       708     1,408       633      1,320
      ......................................................................................................................
            Europe            198       419       197       420       167       352       166       408       208        420
      ......................................................................................................................
             Asia              71       151        82       151        66       122        57       119        71        140
      ......................................................................................................................
        Latin America          28        61        38        78        46        82        52       104        61        110
      ......................................................................................................................
           Oceania             78       158        89       164        85       160        93       173        86        180
      ......................................................................................................................
            Africa             28        65        45        93        51       106        65       129        72        150
      ......................................................................................................................
         Middle East           86       188        99       203       114       244       124       250       144        340
      ......................................................................................................................
            Others              3         7         5         9         3         7         2         6         4
----------------------------------------------------------------------------------------------------------------------------
Net Sales
  (billions of yen)       4,302.1   8,963.7   4,459.7   9,218.3   4,664.0  10,191.8   5,470.3  11,571.8   5,737.1   12,000.0
----------------------------------------------------------------------------------------------------------------------------
           Japan          1,667.5   3,593.1   1,723.0   3,654.9   1,671.7   3,679.8   1,655.6   3,582.4   1,614.1
    ........................................................................................................................
          Exports         2,634.5   5,370.5   2,736.7   5,563.4   2,992.2   6,511.9   3,814.6   7,989.3   4,123.0
----------------------------------------------------------------------------------------------------------------------------
Operating Income
  (billions of yen)         459.1     833.7     392.3     701.3     297.6     847.9     571.0   1,150.9     609.7    1,100.0
   (Operating Income
    Ratio)(%)             (  10.7)  (   9.3)  (   8.8)  (   7.6)  (   6.4)   (  8.3)  (  10.4)  (   9.9)  (  10.6)  (    9.2)
----------------------------------------------------------------------------------------------------------------------------
Ordinary Income
  (billions of yen)         510.5     915.7     442.3     856.2     416.6   1,104.7     778.2   1,555.1     852.4    1,590.0
   (Ordinary Income
    Ratio)(%)             (  11.9)  (  10.2)   (  9.9)  (   9.3)  (   8.9)  (  10.8) (   14.2)  (  13.4)   ( 14.9)   (  13.3)
----------------------------------------------------------------------------------------------------------------------------
Net Income
  (billions of yen)         338.0     581.4     263.7     529.3     283.6     765.9     525.8   1,060.1     601.9    1,130.0
    (Net Income Ratio)(%) (   7.9)  (   6.5)   (  5.9)  (   5.7)  (   6.1)  (   7.5) (    9.6)  (   9.2)   ( 10.5)   (   9.4)
----------------------------------------------------------------------------------------------------------------------------
Shareholder Return
----------------------------------------------------------------------------------------------------------------------------
    Dividend Payout
      (billions of yen)      67.9     151.2      82.0     212.7     113.8     292.1     160.8     384.6     207.0
    ------------------------------------------------------------------------------------------------------------------------
      Dividend Per Share
       (yen)                   20        45        25        65        35        90        50       120        65
      ......................................................................................................................
      Payout Ratio (%)       20.1      26.0      31.1      40.5      40.2      38.3      30.6      36.3      34.4
    ------------------------------------------------------------------------------------------------------------------------
    Value of shares canceled
     (billions of yen)          -         -         -         -         -         -         -         -         -
    ------------------------------------------------------------------------------------------------------------------------
    Shareholder Return (%)   20.1      26.0      31.1      40.5      40.2      38.3      30.6      36.3      34.4           (Note 6)
    ------------------------------------------------------------------------------------------------------------------------
    Value of shares repurchased
     (billions of yen)      161.7     398.8     208.4     266.2      61.7     133.6     162.5     299.5      99.4
----------------------------------------------------------------------------------------------------------------------------
Number of Outstanding
 Shares (thousands)     3,609,997 3,609,997 3,609,997 3,609,997 3,609,997 3,609,997 3,609,997 3,609,997 3,609,997
----------------------------------------------------------------------------------------------------------------------------
Number of Employees        66,099    65,346    64,408    64,237    65,994    65,798    67,733    67,650    69,501           (Note 2)
----------------------------------------------------------------------------------------------------------------------------

(Note 1) 2Q = 1st Half - 1Q , 2nd Half = FY - 1st Half , 4Q = 2nd Half - 3Q (Note 2) Part-time employees (i.e. seasonal workers) are counted in the figure, along with full-time employees.
(Note 3) Figures for depreciation and capital expenditures do not include vehicles in operating lease.
(Note 4)  Excluding financial subsidiaries
(Note 5) Calculation: Cash flows from operating activities + Cash flows from investing activities (excluding financial entities)
(Note 6)  Calculation: (Dividend payout + Value of shares canceled) / Net income


Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management;
(iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and government policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates;
(vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.